

June 3, 2016

Kenneth N. Jones
General Counsel
Stratus Properties Inc.
212 Lavaca Street, Suite 300
Austin, TX 78701

> **Re: Stratus Properties Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed May 16, 18 and 24 2016**
> **Response dated May 26, 2016**
> **File No. 001-37716**

Dear Mr. Jones:

We have reviewed your response and have the following comment.

1.   We note your response to prior comment 1. We are unable to concur with your assessment that a reference to an investor presentation discussion of estimated pre-tax net asset value, or NAV, available on the company's website satisfies the disclosure requirements of Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K. To the extent future soliciting material is filed, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide the required reconciliation.

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP